Exhibit 99.1

LightInTheBox Signs Definitive Agreement to Acquire Leading Southeast Asian Cross-Border E-commerce Platform Ezbuy

BEIJING, November 8, 2018 /PRNewswire/ — LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced the execution of a share purchase agreement for the strategic acquisition of a 100% equity stake in Ezbuy Holding Co., Ltd. (“Ezbuy”), a Singapore-based leading cross-border e-commerce platform.

Under the terms of the share purchase agreement and as part of an intended long-term, strategic transaction to create greater synergies with the Company’s existing business, LightInTheBox has agreed to acquire a 100% equity stake in Ezbuy for US$85.55 million in the form of non-interest bearing one year convertible promissory notes that automatically convert into an aggregate of 22,220,779 American Depositary Shares (ADS) if the price of the Company’s ADSs trade at a high of $3.85 for three consecutive trading days during the term of the note.  The Company may be obligated to issue up to an additional 22,220,779 ADSs, in a combination of cash and securities, at the end of the one year period if the price is not attained.  Both companies will work together to maximize business synergies created to capitalize on opportunities to expand their businesses.

Founded in Singapore in 2010, Ezbuy has become one of Southeast Asia’s leading cross-border e-commerce platforms. Ezbuy allows its more than 3 million customers in Singapore, Malaysia, Indonesia, Thailand and Pakistan to shop for high-quality products from Mainland China, Taiwan, the USA, South Korea, Malaysia, and Singapore.

The closing of the transaction is expected to occur in the near future and is subject to customary closing conditions, including, without limitation, NYSE approval for the listing of the ADSs to be issued in connection with the transaction, the appointment of two new directors to the Board of the Company, and the hiring of a new Chief Executive Officer to be appointed by the Board of Directors of the Company.

Mr. Zhiping Qi, Chief Executive Officer of LightInTheBox, commented, “After extensive discussions with Ezbuy’s highly experienced management team, I am pleased to finally sign definitive documentation for this acquisition and begin working closely with them to jointly realize major strategic business synergies. This transaction is part of our larger plan to build our B2C cross border e-commerce out to scale globally by enhancing the user experience and improving supply chain management and fulfillment capabilities. Ezbuy has done a fantastic job building a talented team, highly recognizable brand, and solid supply chain management which strengthens and directly complements our emerging markets strategy. Integrating our supply chain network, warehousing and logistics in China will create enormous business synergies that will truly unlock the value of the markets Ezbuy operates in and will help us build a solid platform for sustainable long-term growth.”

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 23 major languages and cover more than 90% of global Internet users.

About Ezbuy Holding Co., Ltd.

Ezbuy Holding Co., Ltd. (“Ezbuy”) was founded in 2010 by a group of aspiring entrepreneurs with a single mindset to bring quality products in a convenient way to the locals via its platform. As of today, Ezbuy has more than 3 million customers from Singapore, Malaysia, Indonesia, Thailand and Pakistan. It has also brought millions of quality products from Mainland China, Taiwan, the USA, Korea, Malaysia and Singapore to its local customers. More than cross-border shopping platform, Ezbuy is composed of engineers who are always in tune with what customers need, creating simple yet complete solutions from sourcing to shipping.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Christensen
Ms. Xiaoyan Su
Tel: +86 (10) 5900 3429
Email: ir@lightinthebox.com